# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OmniAb, Inc., CIK 0001846253
CUSIP: 68218J103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5980 Horton Street, Suite 600, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001315863-25-000487
Filed by CIK 0002075484

## Reporting persons
- Ash X LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,557,202; shared voting power 0; sole dispositive power 7,557,202; shared dispositive power 0; aggregate amount beneficially owned 7,557,202 (5.3% of the class)
- RLG GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,557,202; shared voting power 0; sole dispositive power 7,557,202; shared dispositive power 0; aggregate amount beneficially owned 7,557,202 (5.3% of the class)
- RLG Capco II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,733,575; shared voting power 0; sole dispositive power 4,733,575; shared dispositive power 0; aggregate amount beneficially owned 4,733,575 (3.3% of the class)
- Gotham Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,195; shared voting power 0; sole dispositive power 1,195; shared dispositive power 0; aggregate amount beneficially owned 1,195 (0% of the class)
- Gotham Asset Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,195; shared voting power 0; sole dispositive power 1,195; shared dispositive power 0; aggregate amount beneficially owned 1,195 (0% of the class)
- Gotham GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,195; shared voting power 0; sole dispositive power 1,195; shared dispositive power 0; aggregate amount beneficially owned 1,195 (0% of the class)
- Robert Goldstein: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 12,290,777; shared voting power 1,195; sole dispositive power 12,290,777; shared dispositive power 1,195; aggregate amount beneficially owned 12,291,972 (8.5% of the class)
- Joel Greenblatt: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 1,428,571; shared voting power 1,195; sole dispositive power 1,428,571; shared dispositive power 1,195; aggregate amount beneficially owned 1,429,766 (1% of the class)

## Item 1. Issuer
Name of issuer: OmniAb, Inc.
Address of issuer's principal executive offices: 5980 Horton Street, Suite 600, Emeryville, California, 94608

## Item 2. Person Filing
Name of person filing: (i) Ash X LP ("Ash X"), (ii) RLG GP LLC ("RLG GP"), (iii) RLG Capco II LLC ("RLG Capco II"), (iv) Gotham Asset Management, LLC (the "Adviser"), (v) Gotham Asset Management Holdings, LP ("Gotham Parent"), (vi) Gotham GP LLC ("GP of Gotham Parent"), (vii) Robert Goldstein, and (viii) Joel Greenblatt (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 825 Third Avenue, Floor 17, New York, New York 10022.
Citizenship: (i) Ash X is a Delaware limited partnership, (ii) RLG GP is a Delaware limited liability company, (iii) RLG Capco II is a Delaware limited liability company, (iv) the Adviser is a Delaware limited liability company, (v) Gotham Parent is a Delaware limited partnership, (vi) GP of Gotham Parent is a Delaware limited liability company, (vii) Robert Goldstein is a United States citizen, and (viii) Joel Greenblatt is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, Ash X was the direct holder and beneficial owner of 7,557,202 shares of Common Stock, par value $0.0001 per share ("Common Stock") of OmniAB, Inc. (the "Issuer"). As the General Partner of Ash X, RLG GP may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by Ash X and thus may have been deemed to have beneficially owned such shares of Common Stock. As the Managing Member of RLG GP, Robert Goldstein may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by Ash X and thus may have been deemed to have beneficially owned such shares of Common Stock. As of December 31, 2025, RLG Capco II was the direct holder and beneficial owner of 4,733,575 shares of Common Stock of the Issuer. As the Manager of RLG Capco II, Robert Goldstein may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were held directly by RLG Capco II and thus may have been deemed to have beneficially owned such shares of Common Stock. As of December 31, 2025, a certain managed account (the "Account") for which the Adviser serves as investment manager was the direct holder of 1,195 shares of Common Stock. As the investment manager for the Account, the Adviser may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the Account and thus may have been deemed to have beneficially owned such shares of Common Stock. As the sole owner of the Adviser, Gotham Parent may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the Account and thus may have been deemed to have beneficially owned such shares of Common Stock. As the general partner of Gotham Parent, GP of Gotham Parent may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the Account and thus may have been deemed to have beneficially owned such shares of Common Stock. As the members and managers of GP of Gotham Parent, Robert Goldstein and Joel Greenblatt may have been deemed to have exercised voting and investment power over such shares of Common Stock of the Issuer that were directly held by the Account and thus may have been deemed to have beneficially owned such shares of Common Stock. As of December 31, 2025, Joel Greenblatt was the direct holder and beneficial owner of 1,428,571 shares of Common Stock.
Percent of class: As of December 31, 2025, Ash X and RLG GP may have been deemed to have each beneficially owned approximately 5.3% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, RLG Capco II may have been deemed to have beneficially owned approximately 3.3% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have each beneficially owned less than 1% of the shares of Common Stock outstanding. As of December 31, 2025, Robert Goldstein may have been deemed to have beneficially owned approximately 8.5% of the shares of Common Stock of the Issuer outstanding. As of December 31, 2025, Joel Greenblatt may have been deemed to have beneficially owned approximately 1.0% of the shares of Common Stock of the Issuer outstanding. Such percentages are based on 143,955,400 shares of Common Stock outstanding as of October 28, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025.
Sole power to vote or to direct the vote: As of December 31, 2025, Ash X and RLG GP each may have been deemed to have had sole power to vote or to direct the vote of 7,557,202 shares of Common Stock of the Issuer. As of December 31, 2025, RLG Capco II may have been deemed to have had sole power to vote or to direct the vote of 4,733,575 shares of Common Stock of the Issuer. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to vote or to direct the vote of 1,195 shares of Common Stock of the Issuer. As of December 31, 2025, Robert Goldstein may have been deemed to have had sole power to vote or to direct the vote of 12,290,777 shares of Common Stock of the Issuer. As of December 31, 2025, Joel Greenblatt may have been deemed to have had sole power to vote or to direct the vote of 1,428,571 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of December 31, 2025, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 1,195 shares of Common Stock of the Issuer. As of December 31, 2025, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to vote or to direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of December 31, 2025, Ash X and RLG GP may each have been deemed to have had sole power to dispose or to direct the disposition of 7,557,202 shares of Common Stock of the Issuer. As December 31, 2025, RLG Capco II may have been deemed to have had sole power to dispose or to direct the disposition of 4,733,575 shares of Common Stock of the Issuer. As of December 31, 2025, the Adviser, Gotham Parent and GP of Gotham Parent may have been deemed to have had sole power to dispose or to direct the disposition of 1,195 shares of Common Stock of the Issuer. As of December 31, 2025, Robert Goldstein may have been deemed to have had sole power to dispose or to direct the disposition of 12,290,777 shares of Common Stock of the Issuer. As of December 31, 2025, Joel Greenblatt may have been deemed to have had sole power to dispose or to direct the disposition of 1,428,571 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of December 31, 2025, each of Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 1,195 shares of Common Stock of the Issuer. As of December 31, 2025, each of the Reporting Persons other than Robert Goldstein and Joel Greenblatt may have been deemed to have had shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationship between the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ash X LP: /s/ Robert Goldstein, Robert Goldstein/Managing Member, RLG GP LLC, its General Partner (02/10/2026)
- RLG GP LLC: /s/ Robert Goldstein, Robert Goldstein/Managing Member (02/10/2026)
- RLG Capco II LLC: /s/ Robert Goldstein, Robert Goldstein/Manager (02/10/2026)
- Gotham Asset Management, LLC: /s/ Robert Goldstein, Robert Goldstein/Managing Principal and Co-Chief Investment Officer (02/10/2026)
- Gotham Asset Management Holdings, LP: /s/ Robert Goldstein, Robert Goldstein/Manager of Gotham GP LLC (02/10/2026)
- Gotham GP LLC: /s/ Robert Goldstein, Robert Goldstein/Manager (02/10/2026)
- Robert Goldstein: /s/ Robert Goldstein, Robert Goldstein/Self (02/10/2026)
- Joel Greenblatt: /s/ Joel Greenblatt, Joel Greenblatt/Self (02/10/2026)